

HOME PROPERTIES®

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS THIRD QUARTER 2006 RESULTS

FFO Per Share Exceeds Wall Street's Mean Estimate by Two Cents

ROCHESTER, NY, October 31, 2006 – Home Properties, Inc. (NYSE:HME) today released financial results for the third quarter ending September 30, 2006. All results are reported on a diluted basis.

"Funds from Operations per share in 2006, at our projected level of between $3.05 and $3.07, will be the highest in Home Properties' history as a public company," said Edward J. Pettinella, President and Chief Executive Officer. "Operating fundamentals have greatly improved during 2006 and resulted in a 7.1% increase in net operating income for the first nine months this year compared to the same period a year ago. This improvement combined with the accretion to earnings we expect from the recent $200 million convertible senior notes offering, the stronger geographic footprint following the sale of our Detroit and Upstate New York portfolios, and further progress in our utility cost recovery program position the Company very solidly to deliver excellent future results."

Earnings per share ("EPS") for the quarter ended September 30, 2006 was $0.30, compared to $0.47 for the quarter ended September 30, 2005. The decrease is primarily attributable to a $9.4 million gain on sale of real estate in the 2005 third quarter. Included in the $9.4 million gain in the third quarter of 2005 was a $7.7 million gain, which offset a real estate impairment charge taken in the first quarter of 2005. These offsetting amounts in 2005 were a result of the completion of the disposition of the Company's interests in the affordable properties. EPS for the nine months ended September 30, 2006 was $0.77, compared to $0.66 for the nine months ended September 30, 2005. The increase is primarily attributable to the $5.5 million favorable impact on depreciation expense from the held for sale accounting treatment of the Upstate New York and Detroit portfolios in 2006 and a $4.6 million increase in utility reimbursements from those recovery programs which were fully phased in during 2006, partially offset by the lower gain on sale of real estate of $6.2 million during the 2006 year-to-date period.

For the quarter ended September 30, 2006, Funds From Operations ("FFO") was $39.3 million, or $0.83 per share, compared to $45.7 million, or $0.94 per share, for the quarter ended September 30, 2005. Before the effects of gain on sale of real estate (which offset real estate impairment charges recorded in the first quarter as more fully described above), Operating FFO for the same quarter in 2005 was $38.3 million, or $0.79 per share. Third quarter 2006 results exceeded the midpoint of analysts' mean estimate, as reported by Thomson, by $0.02 and equate to a 2.5% increase in total FFO from the comparable prior-year period and a 5.0% increase on a per-share basis. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this press release.

Third Quarter Operating Results

For the third quarter of 2006, same-property comparisons (for 106 "Core" properties containing 31,253 apartment units owned since January 1, 2005) reflected an increase in total revenues of 4.0% as compared to the same quarter a year ago. "Core" properties exclude the 18 properties with 4,567 units located in Upstate New York which are classified as held for sale at September 30, 2006. Net operating income ("NOI") increased by 4.0% from the third quarter of 2005. Property level operating expenses increased by 4.1% for the quarter, primarily due to increases in electricity, repairs and maintenance, personnel expense and property insurance costs, partially offset by decreases in advertising expenses.

Average economic occupancy for the Core properties was 93.8% during the third quarter of 2006, compared to 94.3% during the third quarter of 2005. Average monthly rental rates increased 3.4% to $1,081 from the year-ago period.

On a sequential basis, compared to the 2006 second quarter results for the Core properties, total revenues were up 0.9% in the third quarter of 2006, expenses were up 5.1% and net operating income was down 1.5%. Average economic occupancy decreased 0.8% to 93.8%. As the Company has progressed with the heating cost recovery program, it has experienced some shifting of sequential revenues because heating costs recovered from residents will be recorded only when the expense is incurred, predominantly in the colder months of the fourth and first quarters, rather than over a 12-month period, as they were when heating costs were included in residents' monthly base rent. The higher sequential expense growth can be attributed to two factors: higher repair and maintenance costs incurred in the third quarter due to favorable weather conditions for outside projects, which is the typical seasonality experienced each year, and a difficult comparison to the second quarter for real estate taxes, due to the net $435,000 benefit from successful tax assessment appeals relating to prior periods but received and recorded in the second quarter.

Occupancies for the 3,489 net apartment units acquired/developed between January 1, 2005 and September 30, 2006 (the "Recently Acquired Communities") averaged 92.7% during the third quarter of 2006 at average monthly rents of $1,134.

Year-to-Date Operating Results

For the nine months ended September 30, 2006, same-property comparisons for the Core properties reflected an increase in total revenues of 5.4% resulting in a 7.1% increase in net operating income compared to the first nine months of 2005. Property level operating expenses increased by 3.2%, primarily due to increases in natural gas heating costs, repairs and maintenance and property insurance, offset, in part, by reductions in personnel expense, advertising and snow removal costs.

Average economic occupancy for the Core properties was 94.2% during the first nine months of 2006, up from 93.7% a year ago, with average monthly rents rising 3.1%.

Acquisitions

The Company previously announced the acquisition during the 2006 third quarter of two apartment communities in the Boston, Massachusetts suburb of Marlborough: The Heights (348 units) and The Meadows (264 units) for $48.9 million and $34.2 million, respectively.

In addition, on October 4, 2006, the Company acquired two communities located in Bel Air and Cockeysville, Maryland, with a total of 320 units from affiliated sellers for a total of $32.4 million. The consideration included the assumption of $11.4 million of debt, $0.6 million of cash and $20.4 million of Operating Partnership units. For purposes of determining the number of OP units issued, a value of $53.00 per unit was set when the transaction was negotiated in late Spring of 2006, which exceeded the general price range at which HME common stock was trading at the time. Both properties are thirty-three years old and over 95% occupied. The weighted average first year capitalization rate projected on these two acquisitions is 6.9%.

Disposition of Upstate New York Portfolio

The Company previously announced the signing of a definitive contract to sell its entire Upstate New York portfolio of 18 properties containing 4,567 apartment units. Closing activities are progressing with an expected closing date before the end of 2006. The financial details of the sale will be provided after closing.

Capital Markets Activities

As of September 30, 2006, the Company's ratio of debt-to-total market capitalization was 41.2% (based on the closing stock price on September 30 of $57.16 to determine equity value), with $59.5 million outstanding on its $140 million revolving credit facility and $7.7 million of unrestricted cash on hand. Mortgage debt of $1.9 billion was outstanding, at rates of interest averaging 5.8% and with staggered maturities averaging approximately seven years. Approximately 95% of total indebtedness is at fixed rates. Interest coverage averaged 2.5 times during the quarter. The fixed charge ratio, which includes preferred dividends, averaged 2.3 times.

The Company estimates its net asset value ("NAV") per share at September 30, 2006 to be $60.36 based on capitalizing at 6.05% the total of the annualized and seasonally adjusted third quarter property net operating income, plus a 3.0% growth factor, minus a management fee. The Company believes the cap rate used reflects current market conditions.

During the third quarter of 2006, the Company did not repurchase any common shares. Through the end of the third quarter, the total shares repurchased during 2006 were approximately 1.7 million shares for $84.5 million, or $50.30 per share. As of September 30, 2006, the Company had Board authorization to buy back up to approximately 1.5 million additional shares/units of its common stock or Operating Partnership Units. On October 24, the Company repurchased approximately 930,000 common shares, as mentioned below. On October 27, 2006, the Board increased the buy back authorization by 2 million shares/units, which leaves a remaining authorization of approximately 2.6 million shares/units for future repurchase.

Subsequent to the end of the third quarter, the Company issued $200 million (including a $25 million over-allotment purchase option exercised after the original $175 million issuance) of convertible senior notes with a coupon of 4.125%. The notes will be convertible into Home Properties common shares at an initial exchange price of $73.34 per common share. The notes will not be redeemable at the option of the Company for five years, except to preserve the status of Home Properties as a REIT.

The combined proceeds from this transaction, together with the sale of the Upstate New York portfolio, will be used to repurchase stock ($58 million on October 24, 2006 concurrent with the notes closing), repay certain indebtedness, acquire properties in select East Coast markets and redeem the 9.0% Series F Cumulative Redeemable Preferred Stock on or after March 25, 2007.

"The convertible notes offering will be accretive to earnings in 2007 by an amount which will more than offset anticipated dilution from the sale of our Upstate New York portfolio," said Edward J. Pettinella, President and Chief Executive Officer.

Outlook

For 2006, the Company has increased its guidance, based on actual third quarter results compared to the expected range of prior guidance, and now expects FFO per share between $3.05 and $3.07 per share, which will produce FFO per share growth of 7.0% to 7.7% when compared to 2005 results prior to the effects of real estate impairment charges in 2005. This guidance range reflects management's current assessment of economic and market conditions.

The range for the fourth quarter has been tightened on the low side, and the Company now expects FFO per share between $0.75 and $0.77. Assumptions used for the 2006 projections are included with the published supplemental information.

The Company's outlook for 2007, including assumptions, will be provided upon release of year-end 2006 results.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 800-618-9702 (International 212-341-7099).   A replay of the call will be available through November 7, 2006, by dialing 800-633-8284 or 402-977-9140 and entering 21279307.   The Company Webcast, which includes a slide presentation, will be available live, and archived by 2:30 PM through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "News & Events."

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or via facsimile upon request.

This press release contains forward-looking statements.   Although the Company believes expectations reflected in such forward-looking statements are based on reasonable

assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets.   Currently, Home Properties operates 144 communities containing 43,210 apartment units.   Of these, 39,641 units in 139 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 2,701 units are managed for other owners. For more information, visit Home Properties' Web site at www.homeproperties.com.

Tables to follow.

Third Quarter Results:	**Avg. Economic Occupancy**[a]		**Q3 '06 Average Monthly Rent/ Occ Unit**	**Q3 '06 vs. Q3 '05**			
	Q3 '06	**Q3 '05**		**% Rental Rate Growth**	**% Rental Revenue Growth**	**% Rental Revenue Growth**[e]	**% NOI Growth**
Core Properties[b]	93.8%	94.3%	$1,081	3.4%	2.8%	3.6%	4.0%
Held for Sale Properties[c]	93.0%	91.4%	$767	0.5%	2.3%	2.9%	8.5%
Acquisition Properties[d]	92.7%	NA	$1,134	NA	NA	NA	NA
TOTAL PORTFOLIO	93.6%	94.3%	$1,048	NA	NA	NA	NA

Year-To-Date Results:	**Avg. Economic Occupancy**[a]		**YTD '06 Average Monthly Rent/ Occ Unit**	**YTD '06 vs. YTD '05**			
	YTD '06	**YTD '05**		**% Rental Rate Growth**	**% Rental Revenue Growth**	**% Rental Revenue Growth**[e]	**% NOI Growth**
Core Properties[b]	94.2%	93.7%	$1,069	3.1%	3.7%	5.1%	7.1%
Held for Sale Properties[c]	92.1%	91.5%	$760	-0.2%	0.5%	1.3%	1.5%
Acquisition Properties[d]	92.7%	NA	$1,103	NA	NA	NA	NA
TOTAL PORTFOLIO	93.9%	93.7%	$1,035	NA	NA	NA	NA

[a] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties includes 106 properties with 31,253 apartment units owned throughout 2005 and 2006.

[c] Held for Sale Properties includes 18 properties with 4,567 apartment units owned throughout 2005 and 2006.

[d] Reflects 13 properties with 3,489 apartment units acquired/developed subsequent to January 1, 2005.

[e] Including utility recoveries.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Rental income	$105,740	$96,316	$311,721	$281,149
Property other income	7,270	5,636	20,047	13,618
Interest income	553	92	763	233
Other income	1,692	476	2,713	1,503
Total revenues	115,255	102,520	335,244	296,503
Operating and maintenance	45,650	42,105	141,064	129,297
General and administrative	5,607	4,894	16,703	14,443
Interest	26,637	23,971	78,973	67,742
Depreciation and amortization	24,236	20,333	70,166	58,619
Impairment of assets held as General Partner	-	-	-	400
Total expenses	102,130	91,303	306,906	270,501
Income from operations	13,125	11,217	28,338	26,002
Minority interest in Operating Partnership	(3,381)	(3,219)	(7,344)	(6,939)
Income from continuing operations	9,744	7,998	20,994	19,063
Discontinued operations				
Income (loss) from operations, net of minority interest	2,167	2,338	6,397	1,097
Gain (loss) on disposition of property, net of minority Interest	(200)	6,367	2,161	6,290
Discontinued operations	1,967	8,705	8,558	7,387
Net Income	11,711	16,703	29,552	26,450
Preferred dividends	(1,350)	(1,350)	(4,050)	(4,929)
Net income available to common shareholders	$ 10,361	$ 15,353	$ 25,502	$ 21,521
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 10,361	$ 15,353	$ 25,502	$ 21,521
Real property depreciation and amortization	24,477	24,997	74,016	72,524
Minority Interest	3,381	3,219	7,344	6,939
Minority Interest – income (loss) from discontinued operations	873	1,130	3,013	524
Loss (gain) on disposition of discontinued operations	200	958	(2,161)	1,036
Loss from early extinguishment of debt in connection with sale of real estate	-	-	2,970	-
FFO - basic [1]	$ 39,292	$ 45,657	$110,684	$102,544

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. In 2006, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	**2005**	**2006**	**2005**
FFO – basic	$ 39,292	$ 45,657	$ 110,684	$ 102,544
Preferred dividends - convertible preferred stock [2]	-	-	-	879
FFO – diluted	$ 39,292	$ 45,657	$ 110,684	$ 103,423
FFO – basic	$ 39,292	$ 45,657	$ 110,684	$ 102,544
Preferred dividends - convertible preferred stock	-	-	-	879
(Gain) loss on disposition of discontinued operations	-	(7,325)	-	400
FFO - operating [4]	$ 39,292	$ 38,332	$ 110,684	$ 103,823
FFO – basic	$ 39,292	$ 45,657	$ 110,684	$ 102,544
Preferred dividends - convertible preferred stock	-	-	-	879
Recurring non-revenue generating capital expenses	(5,097)	(5,592)	(16,486)	(16,639)
AFFO [5]	$ 34,195	$ 40,065	$ 94,198	$ 86,784
FFO – operating	$ 39,292	$ 38,332	$ 110,684	$ 103,823
Recurring non-revenue generating capital expenses	(5,097)	(5,592)	(16,486)	(16,639)
AFFO - operating	$ 34,195	$ 32,740	$ 94,198	$ 87,184
Weighted average shares/units outstanding:				
Shares – basic	33,336.3	32,518.9	32,526.8	32,072.3
Shares – diluted	34,103.6	32,950.1	33,145.7	32,481.2
Shares/units – basic [3]	46,765.2	48,255.5	47,495.8	47,828.7
Shares/units – diluted [3]	47,532.5	48,686.3	48,144.6	48,680.2
Per share/unit:				
Net income – basic	$0.31	$0.47	$0.78	$0.67
Net income – diluted	$0.30	$0.47	$0.77	$0.66
FFO – basic	$0.84	$0.95	$2.33	$2.14
FFO – diluted	$0.83	$0.94	$2.30	$2.12
Operating FFO – diluted, before real estate impairments [2] [4] [5]	$0.83	$0.79	$2.30	$2.13
AFFO [2] [5]	$0.72	$0.82	$1.96	$1.78
Operating AFFO – before real estate impairments [2] [4] [5]	$0.72	$0.67	$1.96	$1.79
Common Dividend paid	$0.64	$0.63	$1.92	$1.89

[2] The convertible preferred stock has a dilutive effect on the per-share calculation for the nine months ended September 30, 2005. On May 26, 2005 the convertible preferred stock was converted and is included in outstanding common shares from the date of conversion.

[3] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the add back of real estate impairment charges and the (gain) loss on disposition of property. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	September 30, 2006	December 31, 2005
Land	$ 422,437	$ 401,747
Construction in progress	2,455	4,471
Buildings, improvements and equipment	2,743,397	2,700,554
Real estate held for sale or disposal, net	144,559	223,938
	3,312,848	3,330,710
Accumulated depreciation	(425,090)	(446,159)
Real estate, net	2,887,758	2,884,551
Cash and cash equivalents	7,700	5,391
Cash in escrows	30,867	36,674
Accounts receivable	7,805	7,372
Prepaid expenses	16,832	16,141
Deferred charges	10,767	11,156
Other assets	13,137	12,536
Other assets held for sale	5,791	4,049
Total assets	$2,980,657	$2,977,870
Mortgage notes payable	$1,798,611	$1,768,483
Line of credit	59,500	82,000
Accounts payable	16,444	19,458
Accrued interest payable	8,846	8,274
Accrued expenses and other liabilities	23,507	22,565
Security deposits	21,655	21,657
Liabilities held for sale	79,633	75,352
Total liabilities	2,008,196	1,997,789
Minority interest	262,415	323,269
Stockholders' equity	710,046	656,812
Total liabilities and stockholders' equity	$2,980,657	$2,977,870
Total shares/units outstanding:		
Common stock	33,523.0	31,184.3
Operating partnership units	13,362.3	16,716.7
	46,885.3	47,901.0

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For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237